UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Jack Lilly LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    October 8, 2015

Physical Address of Issuer:

2803 Philadelphia Pike, Suite B #322, Claymont, DE 19703, United States

Website of Issuer:

https://comradsocks.com

Current Number of Employees:

8 full-time employees.

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,380,488	$1,325,748
Cash & Cash Equivalents	$368,811	$414,282
Accounts Receivable	$23,556	$0
Current Liabilities	$2,281,252	$3,878,132
Long-Term Liabilities	$4,188,917	$649,533
Revenues/Sales	$6,883,156	$4,297,364
Cost of Goods Sold	$1,787,752	$946,144
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,773,026)	$(1,644,286)

Table of Contents


April 27, 2023

Jack Lilly LLC

COMRAD


This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Jack Lilly LLC, operating as Comrad Socks ("**Comrad,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://comradsocks.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Andrew Ferenci
_____
(Signature)

Andrew Ferenci
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Ferenci
_____
(Signature)

Andrew Ferenci
_____
(Name)

Manager
_____
(Title)

April 27, 2023
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 27, 2023

Jack Lilly LLC

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Jack Lilly LLC, operating as Comrad Socks, is an apparel company providing competitively priced products that are designed for comfort, pain relief and performance. The Company was formed on October 8, 2015.

The Company is currently headquartered and conducts business in Delaware and sells its products through the internet throughout the United States and Canada.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, new internet competitors may increase competition in the future. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Description of the Business

Jack Lilly LLC, operating as Comrad Socks, is an apparel company providing competitively priced products that are designed for comfort, pain relief and performance. The Company was formed on October 8, 2015.

The Company is currently headquartered and conducts business in Delaware and sells its products through the internet throughout the United States and Canada.

Business Plan

The Company offers high quality and comfortable compression socks that deliver both immediate and long-term value to customers from all walks of life. Supported by decades of expertise and research in the area of circulatory health and compression garments, the Company's products are optimized to help promote circulation and leg and foot comfort.

The Company plans to significantly expand its business by hiring additional personnel and increasing sales and marketing. Any capital we raise in the future will empower us to expand increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Companions	Everyday knee-high graduated compression sock	Direct-to-Consumer (DTC) geared towards Millennials, Boomers and Gen X customers that are 75% female. The majority of customers use this product for occupational use or pain-relief.
The Allies	Everyday ankle compression sock	Direct-to-Consumer (DTC) geared towards Millennials, Boomers and Gen X customers that are 75% female. The majority of customers use this product for occupational use or pain-relief.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, performance and value are also important differentiating factors.

There are several key competitors in the market that offer graduated compression socks and products and offer both online distribution and brick-and-motor distribution. However, these competitors are primarily focused on a 60+ year-old demographic and are more medically-focused in their marketing and product offering. Further, the majority of their distribution is through retail pharmacies and they have not made substantive improvements to the compression sock offering to customers. The Company addresses a demographic gap not served well by other companies as the majority of our customers are between the ages of 25-55 years old. The Company also derives the majority of its revenue from a native Direct to consumer focus which provides for an exceptional high-touch customer experience. The Company provides a versatile and comfortable product that serves both those who are using it for health or simply everyday support, recovery, or performance.

Customer Base

The Company's customers are geared towards Millennials, Boomers and Gen X customers in the 25-55 year old age category. 75% of our clientele are female. The majority of customers use this product for occupational use or pain-relief.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5402156	"COMRAD"	Standard Character Mark	January 20, 2016	February 13, 2018	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Ferenci	CEO, Founder and Manager	CEO, Founder and Manager of Jack Lilly LLC, 2015 – Present Responsible for sales, operations, and general CEO responsibilities	University of Wisconsin, BSBA in Management, Real Estate and Urban Land Economics, 2009. Robert W. Pricer Scholar

Biographical Information

<u>Andrew Ferenci</u>: Andrew is the CEO, Founder and Manager of the Company. He is a serial entrepreneur with over 20 years of experience as a Founder and CEO in ecommerce, apparel, and information technology. Prior to founding the Company, Andrew was the Founder and CEO of Synced Health, a platform that empowered large organizations to create healthier and more active communities via wearable devices. Previously, Andrew was the Co-Founder and CEO of Spinback, a B2B data platform that allowed brands to measure the ROI of social media. Spinback was acquired by Buddy Media in 2011, and subsequently acquired by Salesforce (NYSE:CRM) in 2012. Formerly, Andrew was a Senior Product Manager on the Salesforce Marketing Cloud. Andrew is an advisor and investor in various ecommerce and DTC brands like Bark & Co, Thrive Market, Proclamation Goods, Matterport, Standard Farms, and more.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital interests consist of voting common units (the "**Common Units**") and incentive units, which have no voting rights (the "**Incentive Units**"). The Company has established the Jack Lilly LLC 2019 Incentive Plan for which 335 Incentive Units are authorized for issuance thereunder. As of the date of this Form C-AR, 3,973 Common Units and 311 Incentive Units are issued and outstanding.

Outstanding Capital Interests

The Company's outstanding capital interests consist of:

Type	Common Units
Amount Outstanding	3,973*
Voting Rights	1 vote per Common Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Common Units which may dilute the security.

*An additional 36 units is expected to be issued by June 2023 upon the conversion of the remaining outstanding convertible notes.

Outstanding Options, SAFEs, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Incentive Units
Shares Issuable Upon Exercise	311*
Voting Rights	The holders of Incentive Units are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Incentive Unit grants the holder of such Incentive Unit a profits interest at a pre-determined price; The Company has a call right on the Incentive Units
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Incentive Units which may dilute the security.

*Certain of the Incentive Units remain subject to vesting

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,250,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $18,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the security.

Type of security	Convertible Notes
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $13,500,000; 20% Discount.
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$83,891*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

*Includes $1,644 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loans from Company CEO*
Amount Outstanding	$800,000
Interest Rate and Amortization Schedule	8% No monthly payments; Accrued interest and principal due at Maturity Date.
Description of Collateral	Unsecured
Maturity Date	Maturity Dates range between April 2023 and December 2023

*Comprised of seven promissory notes issued from 2017 until 2019.

Type	Unsecured Loan from Company CEO
Amount Outstanding	$250,000
Interest Rate and Amortization Schedule	9% Monthly interest-only payments of $1,875
Description of Collateral	Unsecured
Maturity Date	June 13, 2025

Type	Unsecured Loan from Company CEO
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	9% Monthly interest-only payments
Description of Collateral	Unsecured
Maturity Date	January 16, 2026

Type	Unsecured Loan from Company CEO
Amount Outstanding	$350,000
Interest Rate and Amortization Schedule	12% Monthly interest-only payments
Description of Collateral	Unsecured
Maturity Date	April 30, 2025

Type	Unsecured Loan from Related Party
Amount Outstanding	$350,000
Interest Rate and Amortization Schedule	9% Monthly interest-only payments of $2,625
Description of Collateral	Unsecured
Maturity Date	February 16, 2025

Type	SBA EIDL Loan
Principal Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $2,514 monthly, began twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest is payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 16, 2050

Type	Paypal Business Loan
Amount Outstanding	$96,564
Interest Rate and Amortization Schedule	Fixed fee for the loan of $17,378 Weekly payments of $3,218
Description of Collateral	Unsecured
Maturity Date	October 31, 2023

Type	Loans from Member*
Amount Outstanding	$37,500
Interest Rate and Amortization Schedule	6%
Description of Collateral	Unsecured
Maturity Date	December 1, 2022 or upon equity financing raising gross proceeds of $500,000 or more, whichever is earlier

*Comprised of two loans of $32,500 and $10,000 issued on March 7, 2017. The $10,000 loan was apportioned 50% each to two members and one members' portion was paid off in 2022, leaving $5,000 outstanding and owed to the remaining member.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes*	$275,000	2	Product Development and General Working Capital	August 19, 2019; August 27, 2019	Reg D Rule 506(b)
Convertible Notes	$875,000**	9	Product Development and General Working Capital	October 19, 2019; March 5, 2020; October 16, 2020; October 19, 2020; February 26, 2021; March 1, 2021	Reg D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$1,250,000	7	Product Development and General Working Capital	March 4, 2022; May 4, 2022; August 23, 2022; August 25, 2022; August 29, 2022; August 30, 2022; September 8, 2022	Section 4(a)(2)
Incentive Units	$0	311	N/A	April 18, 2018; August 1, 2018; July 1, 2019; July 5, 2019; August 27, 2019; September 29, 2020; November 20, 2019; April 14, 2020; July 8, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$83,891***	160	Product Development and General Working Capital	December 27, 2022	Reg. CF

*These Convertible Notes were converted in November 2021 into 398 Common Units.

**A portion of these Convertible Notes ($750,000) were converted in October 2022 into 202 Common Units. The remaining Convertible Note ($100,000) is expected to be converted into 36 Common Units by June 2023.

***Includes $1,644 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Andrew Ferenci*	2,529 Common Units	63.65%

*1,500 Common Units are held by Circle Collective LLC, which is 100% owned by Andrew Ferenci.


FINANCIAL INFORMATION


Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $183,446 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

In December 2022, the Company completed an offering pursuant to Regulation CF and raised $82,247.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Between 2017 and until 2019, Andrew Ferenci, the Company's CEO and Founder, provided seven promissory notes to the Company in the aggregate amount of $800,000. The loans bear interest of 8% and provide for no payments until the maturity date. In August 2022, the maturities dates for these promissory notes were extended and such maturities now range between April 2023 and December 2023.

(b) On February 16, 2022, David Ferenci, the father of the Company's CEO and Founder, Andrew Ferenci, provided an unsecured loan to the Company in the amount of $350,000. The loan bears interest of 9%, provides for monthly interest payments of $2,625 until the maturity date and matures on February 16, 2025.

(c) On June 13, 2022, Andrew Ferenci, the Company's CEO and Founder, provided an unsecured loan to the Company in the amount of $250,000. The loan bears interest of 9% and provides for monthly interest payments of $1,875. The loan is due and payable on June 13, 2025.

(d) On March 7, 2017, the Company entered into three promissory note agreements with two of its members, in the aggregate amount of $75,000. One note in the amount of $10,000 was jointly entered into with both members. The notes bear interest of 6% and mature on December 1, 2022 or upon equity financing raising gross proceeds of $500,000 or more, whichever is earlier. In 2022, $37,500 was paid to one of the members leaving one member holding notes in the amount of $37,500.

(e) On January 16, 2023, Andrew Ferenci, the Company's CEO and Founder, provided an unsecured loan to the Company in the amount of $150,000. The loan bears interest of 9% and provides for monthly interest payments. The loan is due and payable on January 16, 2026.

(f) On February 16, 2023, Andrew Ferenci, the Company's CEO and Founder, provided an unsecured loan to the Company in the amount of $350,000. The loan bears interest of 12% and provides for monthly interest payments. The loan is due and payable on April 30, 2025.

See the section titled "*Outstanding Debt*" for more information regarding these loans.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 27, 2023

Jack Lilly LLC

COMRAD

Jack Lilly (Comrad Socks)
Balance Sheet
As of December 2022

Financial Row	Amount
ASSETS	
Current Assets	
Bank	
1000 - Cash & Cash Equivalents	
1010 - Cash in Bank - Chase Checking 1536	$298,941.68
1015 - Cash in Bank - PayPal	$20,439.14
1018 - PayPal Pro	$4,329.24
1020 - Cash in Bank - Amazon Reserve Account	$42,626.01
1025 - Cash in Bank - ClearBanc Advance	$2,475.18
Total - 1000 - Cash & Cash Equivalents	**$368,811.25**
Total Bank	**$368,811.25**
Accounts Receivable	
1200 - Accounts Receivable	
1210 - Accounts Receivables	$15,525.51
1220 - Unbilled Receivables/Accrued Revenue	$8,030.69
Total - 1200 - Accounts Receivable	**$23,556.20**
Total Accounts Receivable	**$23,556.20**
Other Current Asset	
1300 - Inventory	
1305 - Packing and Shipping Supplies	$18,493.69
1330 - Finished Goods	$415,555.92
1370 - Freight In Costs	$15,882.64
1395 - Inventory In Transit	$4,485.48
Total - 1300 - Inventory	**$454,417.73**
1400 - Prepaid Expenses & Other Receivables	
1410 - Prepaid Expenses	$23,548.11
1420 - Deposits - Current	$495.00
1440 - Employee Advances	$296.89
1460 - Prepaid Inventory	$358,445.40
1470 - Shopify Receivables	$115,834.18
Total - 1400 - Prepaid Expenses & Other Receivables	**$498,619.58**
Total Other Current Asset	**$953,037.31**
Total Current Assets	**$1,345,404.76**
Fixed Assets	
1600 - Fixed Assets	
1605 - Desktop Computer Equipment	$7,082.14
1640 - Furniture and Fixtures	$3,495.00
Total - 1600 - Fixed Assets	**$10,577.14**
1700 - Accumulated Depreciation	
1705 - A/D Desktop Computer Equipment	($6,998.59)
1740 - A/D Furniture and Fixtures	($3,494.97)
Total - 1700 - Accumulated Depreciation	**($10,493.56)**
Total Fixed Assets	**$83.58**
Other Assets	
1900 - Other Assets	
1950 - Deposits - Non-current	$35,000.00
Total - 1900 - Other Assets	**$35,000.00**
Total Other Assets	**$35,000.00**
Total ASSETS	**$1,380,488.34**
Liabilities & Equity	
Current Liabilities	
Accounts Payable	
2000 - Accounts Payable	
2010 - Accounts Payables	$1,108,057.25
Total - 2000 - Accounts Payable	**$1,108,057.25**

Total Accounts Payable	**$1,108,057.25**
Credit Card	
2080 - Credit Cards	
2082 - AMEX (-1005)	$278.50
2084 - Brex	$85,154.88
2087 - Amex (-51007)	$14,915.08
2092 - Chase (-6422)	$111,261.43
Total - 2080 - Credit Cards	**$211,609.89**
Total Credit Card	**$211,609.89**
Other Current Liability	
2200 - Accrued Expenses	
2205 - Accrued Interest	$237.92
2210 - Accrued Expenses - Other	$146,614.88
2220 - Accrued Payroll and Related	$144,011.08
2240 - Accrued Inventory - Received but not Invoiced	$1,194.04
2250 - Accrued Purchases	$6,683.76
2260 - Refunds / Returns Payable	$42,108.84
Total - 2200 - Accrued Expenses	**$340,850.52**
2300 - Debt - Short Term	
2310 - Term Loan - Current	$144,142.34
2311 - PayPal Loanbuilder - Loan	$124,249.44
2315 - EIDL Loan	$3,000.00
2317 - EIDL Treas Loan (S/T)	$30,168.00
Total - 2300 - Debt - Short Term	**$301,559.78**
2500 - Other Current Liabilities	
2530 - Interest Payable	$243,667.96
2550 - Sales Tax Payable	
2551 - Sales Taxes Payable	$59,504.66
Total - 2550 - Sales Tax Payable	**$59,504.66**
2560 - Gift Card Liability	$16,002.77
Total - 2500 - Other Current Liabilities	**$319,175.39**
Total Other Current Liability	**$961,585.69**
Total Current Liabilities	**$2,281,252.83**
Long Term Liabilities	
2600 - Debt - Long Term	
2605 - SAFE - Non Current	$39,393.35
2612 - N/P - Andrew Ferenci	$1,050,000.00
2613 - N/P - David Ferenci	$350,000.00
2615 - Deferred Payroll Tax	$3,857.07
2617 - EIDL Treas Loan (L/T)	$497,716.75
Total - 2600 - Debt - Long Term	**$1,940,967.17**
2620 - Convertible Notes - Long Term	
2621 - Convertible Notes - Principal	$2,125,000.00
2622 - Convertible Notes - Interest	$122,950.67
Total - 2620 - Convertible Notes - Long Term	**$2,247,950.67**
Total Long Term Liabilities	**$4,188,917.84**
Equity	
3000 - Stockholders' Equity	
3010 - Common Stock	$1,206,039.33
3150 - Series A - Issuance Costs	($4,700.00)
Total - 3000 - Stockholders' Equity	**$1,201,339.33**
3200 - Distributions	
3201 - Partner Distributions	($134,038.00)
Total - 3200 - Distributions	**($134,038.00)**
Retained Earnings	($4,383,957.14)
Net Income	($1,773,026.52)
Total Equity	**($5,089,682.33)**
Total Liabilities & Equity	**$1,380,488.34**

Jack Lilly (Comrad Socks)
Income Statement
From Jan 2022 to Dec 2022

Financial Row	Amount
Ordinary Income/Expense	
Income	
4000 - Sales	
4010 - Product - Shopify	$5,457,558.29
4030 - Returns and Allowances - Shopify	($187,099.33)
4050 - Shipping and Handling - Shopify	$233,873.47
4110 - Product - Amazon	$924,081.83
4130 - Returns and Allowances - Amazon	($62,408.34)
4150 - Shipping and Handling - Amazon	$5,047.21
4700 - Sales - Wholesale	$577,399.07
4730 - Returns and Allowances - Wholesale	($65,295.44)
Total - 4000 - Sales	**$6,883,156.76**
Total - Income	**$6,883,156.76**
Cost Of Sales	
5000 - Cost of Sales	
5010 - Product - Shopify	$734,945.29
5020 - Packaging Expense - Shopify	$151,977.64
5027 - Warehouse Storage Fees	$59,873.00
5030 - Shipping Inbound - Shopify	$276,877.45
5040 - Warehouse Labor - Shopify	$147,774.40
5099 - Inventory Adjustment and Shrinkage - Shopify	$3,816.33
5110 - Product - Amazon	$75,132.23
5125 - Fulfillment Center Fees - Amazon	$4,291.96
5127 - Warehouse Storage Fees - Amazon	$3,310.12
5130 - Shipping Inbound - Amazon	$35,187.13
5145 - Royalty Expense	$1,333.16
5150 - Product - Wholesale	$205,510.55
5155 - Shipping - Wholesale	$93,049.94
5199 - Inventory Adjustment and Shrinkage - Amazon	($5,326.53)
Total - 5000 - Cost of Sales	**$1,787,752.67**
Total - Cost Of Sales	**$1,787,752.67**
Gross Profit	**$5,095,404.09**
Expense	
6100 - Payroll & Related	
6110 - Salaries - Gross	$742,580.10
6115 - Salaries - Bonus	$36,500.00
6120 - Salaries - Commissions	$269.04
6135 - Employer Taxes	$58,657.74
6150 - Employee Benefits	$45,341.60
6155 - Workers' Compensation	$1,158.31
6165 - Employee Education & Training	$540.00
6180 - Payroll Processing Fees	$3,035.00
Total - 6100 - Payroll & Related	**$888,081.79**
6200 - Consulting / Contractors	
6210 - Consultants	$193,734.57
Total - 6200 - Consulting / Contractors	**$193,734.57**
6300 - Professional Services	
6310 - Accounting & HR Outsourced Services	$59,600.25
6320 - Audit & Tax Services	$41,450.00
6330 - Legal - General	$62,733.50
Total - 6300 - Professional Services	**$163,783.75**
6900 - Equipment & Software	

6910 - SaaS Subscriptions	$101,143.34
6920 - Equipment Rental	$900.00
6930 - Equipment Less Than $2500	$7,342.62
6940 - Furniture Less Than $2500	$1,552.85
6950 - Computer Software Less Than $2500	$1,134.69
Total - 6900 - Equipment & Software	**$112,073.50**
7100 - Travel & Entertainment	
7110 - Air Travel	$4,582.53
7120 - Transportation	$2,704.27
7130 - Accommodations	$2,421.55
7140 - Meals - 50% Deductible	$8,053.06
7150 - Entertainment (Sports tickets etc...) - Non Deductible	$2,056.04
Total - 7100 - Travel & Entertainment	**$19,817.45**
7200 - Website	
7210 - Photos	$4,050.00
7220 - Development	$86,914.98
Total - 7200 - Website	**$90,964.98**
7300 - Facilities	
7310 - Building Rent	$6,883.00
7320 - Communications (Phone & Internet)	$1,791.83
7340 - Facility Repairs & Maintenance	$1,624.01
7355 - Business Registrations	$6,070.00
7360 - Onsite Employer Provided Meals/Snacks - 50% Deductible	$629.47
7370 - Office Supplies & Printing	$5,465.54
7380 - Postage & Courier	$4,967.24
7388 - Taxes, Licenses & Fees	$6,201.59
Total - 7300 - Facilities	**$33,632.68**
7500 - Marketing & Sales Expenses	
7510 - Advertising	$118,964.22
7535 - Photography & Video	$3,241.00
7550 - Public Relations	$48,000.00
7570 - Marketing Collaterals	$14,475.36
7575 - Influencer Marketing	$11,863.13
7578 - Amazon Marketing	$235,842.52
7579 - Catch Credit	$1,833.23
7580 - Digital Marketing	
7581 - Social Media/Paid Marketing	$3,080,692.70
7583 - SEO	$54,000.00
Total - 7580 - Digital Marketing	**$3,134,692.70**
Total - 7500 - Marketing & Sales Expenses	**$3,568,912.16**
7600 - Selling Expenses	
7610 - Transaction Fees	$151,401.27
7615 - Merchant Platform Fees	$138,639.01
7616 - Amazon Commissions	$148,878.71
7620 - Outbound Shipping	$897,659.32
7621 - Amazon Outbound Fulfillment	$165,473.25
7640 - Wholesale Fees	$1,359.57
7690 - Customer Support Allocations	$71,856.58
Total - 7600 - Selling Expenses	**$1,575,267.71**
7700 - Research & Development	
7730 - Prototype Expense	$326.21
Total - 7700 - Research & Development	**$326.21**
7800 - Other Operating Expenses	
7810 - Bank Charges	$3,631.26
7820 - Insurance (General/D&O/E&O)	$2,237.38
7830 - DE Franchise Tax	$6,300.00
7840 - Dues & Subscriptions	$6,011.34
7860 - Financing Fees	$4,000.00
7870 - Donations/charitable Contributions	$1,440.27
7890 - Operating Expense - Other	$708.96
Total - 7800 - Other Operating Expenses	**$24,329.21**
7900 - Depreciation & Amortization	

7950 - Depreciation	$2,007.12
Total - 7900 - Depreciation & Amortization	**$2,007.12**
Total - Expense	**$6,672,931.13**
Net Ordinary Income	**($1,577,527.04)**
Other Income and Expenses	
Other Income	
9000 - Other Income / Expense	
9500 - Interest Expense	($414,652.15)
9600 - Other Expense (Non Operating)	$219,952.67
9710 - Income Taxes - Federal	($800.00)
Total - 9000 - Other Income / Expense	**($195,499.48)**
Total - Other Income	**($195,499.48)**
Net Other Income	**($195,499.48)**
Net Income	**($1,773,026.52)**